UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Alvarium Tiedemann Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02237A 108

(CUSIP Number)

Peter Yu

CGC Sponsor LLC

Pangaea Three-B, LP

505 Fifth Avenue, 15th Floor

New York, NY 10017

(212) 461-6363

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Peter Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,845,996[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,845,996[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,845,996[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.30%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consists of (i) 6,434,292 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Alvarium Tiedemann Holdings, Inc. (the “Issuer”) held by CGC Sponsor LLC (the “Sponsor”), (ii) 371,041 shares of Class A Common Stock held by Pangaea Three-B, LP (“Pangaea”) and (iii) 4,040,663 shares of Common Stock underlying warrants exercisable within 60 days held by Pangaea. Pangaea is the sole member of the Sponsor, and both the Sponsor and Pangaea are controlled by Peter Yu. Consequently, each of Pangaea and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and thus to share beneficial ownership of such securities, and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and Pangea and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor and Pangea, except to the extent of his pecuniary interest therein.

2.

Calculated based on 112,521,029 shares of Class A Common Stock of the Issuer issued and outstanding as of January 3, 2023 and following the Closing (as defined herein) as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2023.

1	NAMES OF REPORTING PERSONS CGC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,845,996[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,845,996[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,845,996[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.30%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.

Consists of (i) 6,434,292 shares of Class A Common Stock held by the Sponsor, (ii) 371,041 shares of Class A Common Stock held by Pangaea and (iii) 4,040,663 shares of Common Stock underlying warrants exercisable within 60 days held by Pangaea. Pangaea is the sole member of the Sponsor, and both the Sponsor and Pangaea are controlled by Peter Yu. Consequently, each of Pangaea and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and thus to share beneficial ownership of such securities, and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and Pangea and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor and Pangea, except to the extent of his pecuniary interest therein.

2.

Calculated based on 112,521,029 shares of Class A Common Stock of the Issuer issued and outstanding as of January 3, 2023 and following the Closing (as defined herein) as reported in the Issuer’s Form 8-K filed with the SEC on January 9, 2023.

1	NAMES OF REPORTING PERSONS Pangaea Three-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,845,996[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,845,996[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,845,996[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.30%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.

Consists of (i) 6,434,292 shares of Class A Common Stock held by the Sponsor, (ii) 371,041 shares of Class A Common Stock held by Pangaea and (iii) 4,040,663 shares of Common Stock underlying warrants exercisable within 60 days held by Pangaea. Pangaea is the sole member of the Sponsor, and both the Sponsor and Pangaea are controlled by Peter Yu. Consequently, each of Pangaea and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and thus to share beneficial ownership of such securities, and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and Pangea and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor and Pangea, except to the extent of his pecuniary interest therein.

2.

Calculated based on 112,521,029 shares of Class A Common Stock of the Issuer issued and outstanding as of January 3, 2023 and following the Closing (as defined herein) as reported in the Issuer’s Form 8-K filed with the SEC on January 9, 2023.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Alvarium Tiedemann Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 520 Madison Ave., 21st Floor, New York, NY, 10022.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	CGC Sponsor LLC (“Sponsor”);

(ii)	Pangaea Three-B, LP (“Pangea”); and

(iii)	Peter Yu

(b) The principal business address of each of the Reporting Persons is 505 Fifth Avenue, 15th Floor, New York, NY 10017.

(c) The present principal business of Sponsor is to hold the securities of the Issuer, as described in this Schedule 13D. Pangaea’s present principal business is to serve as a vehicle for private equity investments. Mr. Yu’s present principal occupation is to serve as Chief Executive Officer and President of Cartesian Growth Corporation. Mr. Yu also serves as a director on the board of directors of the Issuer.

(d)-(e) During the last five years, each of the Reporting Persons (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CGC Sponsor LLC is a Cayman Islands limited liability company, Pangaea Three-B, LP is a Cayman Islands limited partnership and Peter Yu is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

On January 3, 2023 (the “Closing Date”), Cartesian Growth Corporation, the Issuer’s predecessor company (“Cartesian”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Business Combination Agreement, dated October 25, 2022 (the “Business Combination Agreement”), by and among Cartesian, Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), Alvarium Investments Limited, an English private limited company (“Alvarium”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”), pursuant to which Umbrella Merger Sub merged with and into Umbrella (the “Merger”), with Umbrella surviving the Merger as a direct subsidiary of Cartesian. The Merger and other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.” In connection with the consummation of the Business Combination (the “Closing”), the Issuer changed its name from “Cartesian Growth Corporation” to “Alvarium Tiedemann Holdings, Inc.”

In connection with the Closing, 6,431,431 shares of Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”) of Cartesian held by the Sponsor were automatically converted into 6,431,431 shares of Class A Common Stock, while the remaining 2,118,569 Class B Ordinary Shares of Cartesian held by the Sponsor were forfeited. Simultaneously with the Closing, the Sponsor acquired 2,861 shares of Class A Common Stock pursuant to a private placement. Pangaea also received 23,612 shares of Class A Common Stock pursuant to a transfer as satisfaction of interest on a loan to a third party.

In connection with the Closing, the Issuer issued 11,840 shares of Class A Common Stock to Pangaea as bonus shares for no consideration (the “Bonus Shares”).

Also, in connection with the Closing, warrants to purchase an aggregate of 4,040,663 shares of Class A Common Stock held by Pangaea will become exercisable thirty days subsequent to the Closing Date, or February 2, 2023.

The aggregate number of shares of Class A Common Stock to which this Schedule 13D relates includes 347,429 shares that were purchased in the open market by Pangaea using personal funds (inclusive of any Bonus Shares issued thereon).

Item 4.	Purpose of Transaction.

The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated by reference in this Item 4.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The aggregate number of shares of Class A Common Stock to which this Schedule 13D relates is 10,845,996 shares, including (i) 6,434,292 shares of Class A Common Stock held by Sponsor, (ii) 371,041 shares of Class A Common Stock held by Pangaea and (iii) 4,040,663 shares of Class A Common Stock held underlying warrants held directly by Pangaea that will become exercisable on February 2, 2023. Pangaea is the sole member of Sponsor, and both Sponsor and Pangaea are controlled by Peter Yu, one of the Issuer’s directors and the former Chairman and Chief Executive Officer of Cartesian. Consequently, each of Pangaea and Mr. Yu may be deemed to share voting and dispositive control over the securities held by Sponsor and thus to share beneficial ownership of such securities, and Mr. Yu may be deemed to share voting and dispositive control over the securities held by Sponsor and Pangea and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by Sponsor and Pangea, except to the extent of his pecuniary interest therein.

Items 7-11, inclusive, set forth on the cover page to this Schedule 13D are hereby incorporated by reference in this Item 5.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated by reference in this Item 5.

(d) Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 1.01 Entry into a Material Definitive Agreement.

Registration Rights and Lock-Up Agreement

On the Closing Date, the Issuer, certain shareholders of the Issuer (including the Sponsor), as well as other certain other shareholders and members party to the Merger (such shareholders and members, the “Holders”) entered into the Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), pursuant to which, among other things, the Issuer is obligated to file a registration statement to register the resale of certain of the Company’s securities held by the Holders (including any outstanding shares of Class A Common Stock, Class B common stock, par value $0.0001 per share, of the Company (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) and any other equity security (including the Private Placement Warrants (as defined below) and any other warrants to purchase Common Stock and Common Stock issued or issuable upon the exercise or conversion of any other such equity security) of the Issuer held by a Holder immediately following the Closing (including any securities distributable pursuant to the Business Combination Agreement and any shares issued in connection with the Issuer’s private placement) and any Common Stock or any other equity security issued or issuable, including in exchange for Umbrella Class B common units pursuant to the terms and subject to the conditions of the Umbrella LLC Agreement). The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain customary exceptions, the Registration Rights and Lock-Up Agreement further provides for the Common Stock and any other equity securities convertible into or exercisable or exchangeable for Common Stock (“Lock-Up Shares”) held by the Holders to be locked-up for a period of time, as follows:

(a)

In relation to the private placement warrants purchased in the private placement that occurred concurrently with the closing of the Company’s initial public offering (the “Private Placement Warrants”) (other than those held by specified individuals (“Director Holders”)):

i.	One-third of the Private Placement Warrants will be locked-up during the period beginning on the Closing Date and ending on the date that is two years after the Closing Date;

ii.	One-third of the Private Placement Warrants will be locked-up during the period beginning on the Closing Date and ending on the date that is three years after the Closing Date; and

iii.	One-third of the Private Placement Warrants will not be locked-up;

(b)

The (x) Class B ordinary shares, par value $0.0001 per share, of the Company (the “Class B ordinary shares”) held by the Director Holders and the Common Stock received in exchange for such Class B ordinary shares (the “Director Shares”) and (y) 50% of the shares of Common Stock, or Umbrella Class B common units that are exchangeable into Common Stock pursuant to the Umbrella LLC Agreement, held by the Inactive Target Holders (as designated therein) (the “Inactive Target Holder Shares” and, together with the Director Shares, the “Director/Inactive Target Holder Shares”) will be locked-up during the period beginning on the Closing Date and ending on the date that is one year after the Closing Date;

(c)

The Option Shares (as defined in the Option Agreements) (the “Sponsor-Sourced Option Shares”) will be locked-up for the period beginning on the Closing Date and ending on the earlier to occur of (x) one year after the date of the Closing Date or (y) such time, at least 150 days after the Closing Date, that the closing price of Cartesian Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period;

(d)	In relation to the Lock-Up Shares (other than the Private Placement Warrants, the Director/Inactive Target Holder Shares and the Sponsor-Sourced Option Shares):

i.

an amount equal to forty percent (40%) of such Lock-Up Shares (plus, in the case of the Sponsor, the Specified Amount (as defined in the Registration Rights and Lock-Up Agreement)) will be locked-up during the period beginning on the Closing Date and ending on the date that is one year after the Closing Date;

ii.

an amount equal to thirty percent (30%) of such Lock-Up Shares (minus, in the case of the Sponsor, one-half of the Specified Amount) will be locked-up during the period beginning on the Closing Date and ending on the date that is two years after the Closing Date; and

iii.

an amount equal to thirty percent (30%) of such Lock-Up Shares (minus, in the case of the Sponsor, one-half of the Specified Amount) will be locked-up during the period beginning on the Closing Date and ending on the date that is three years after the Closing Date.

The foregoing description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights and Lock-Up Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information contained in Items 3 and 5 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Registration Rights and Lock-Up Agreement, dated January 3, 2023.

Exhibit 99.2	Joint Filing Agreement among the Reporting Persons, dated February 11, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2023

CGC SPONSOR LLC

By:	/s/ Adam Namoury
Name: Adam Namoury Title: Attorney-in-Fact

PANGAEA THREE-B, LP By: Pangaea Three GP, LP Its: General Partner By: Pangaea Three Global GP, LLC Its: General Partner

By:	/s/ Adam Namoury
Name: Adam Namoury Title: Attorney-in-Fact

/s/ Adam Namoury
Adam Namoury, Attorney-in-Fact